Exhibit 12.1

Dominion Resources, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

			Years Ended December, 31
	Six Months Ended June 30, 2013(a)	Twelve Months Ended June 30, 2013(b)	2012(c)*	2011(d)*	2010(e)*	2009(f)*	2008(g)*

Earnings, as defined:

Income from continuing operations including noncontrolling interest before income tax expense	$1,183	$2,205	$2,265	$2,262	$5,178	$1,936	$2,250
Distributed income from unconsolidated investees, less equity in earnings	(3)	(4)	(13)	(23)	(30)	(30)	(39)

Fixed charges included in income	462	890	880	867	835	892	843

Total earnings, as defined	$1,642	$3,091	$3,132	$3,106	$5,983	$2,798	$3,054

Fixed charges, as defined:

Interest charges	$445	$855	$845	$818	$781	$838	$792

Rental interest factor	17	35	35	49	54	54	51

Fixed charges included in income	462	890	880	867	835	892	843

Preference security dividend requirement of consolidated subsidiary	13	25	25	25	28	25	26
Capitalized Interest	15	30	24	11	11	13	43

Interest from discontinued operations	81	121	80	99	94	96	84

Total fixed charges, as defined	$571	$1,066	$1,009	$1,002	$968	$1,026	$996

Ratio of Earnings to Fixed Charges	2.88	2.90	3.10	3.10	6.18	2.73	3.07

*	Recast to reflect Brayton Point and Kincaid power stations as discontinued operations.
(a)	Earnings for the six months ended June 30,2013 include a $107 million charge related to our gas infrastructure strategies in response to the changing dynamics and rapid development in the Marcellus and Utica shale regions; $28 million charge associated with our operating expense reduction initiative, primarily reflecting severance pay and other employee related costs; $29 million charge related to other items; partially offset by $51 million of net gain related to our investments in nuclear decommissioning trust funds. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the six months ended June 30, 2013.
(b)

Earnings for the twelve months ended June 30, 2013 include $443 million of impairment and other charges related the planned shut-down of Kewaunee; $107 million charge related to our gas infrastructure and repositioning strategies in response to the changing dynamics and rapid development in the Marcellus and Utica shale regions; $28 million charge associated with our operating expense reduction initiative, primarily reflecting severance pay and other employee related costs; $32 million net charge related to other items; partially offset by $65 million of net gain related to our investments in nuclear decommissioning trust funds. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended June 30, 2013.
(c)	Earnings for the twelve months ended December 31, 2012 include $438 million of impairment and other charges related the planned shut-down of Kewaunee; $87 million of restoration costs associated with severe storms affecting our Dominion Virginia Power and Dominion North Carolina service territories; partially offset by a $36 million net gain related to our investments in nuclear decommissioning trust funds and $4 million net benefit related to other items. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2012.
(d)	Earnings for the twelve months ended December 31, 2011 include $228 million of impairment charges related to electric utility generation assets; $96 million of restoration costs associated with Hurricane Irene; $43 million impairment of excess emission allowances resulting from a new EPA Air Pollution Rule; $31 million net charge in connection with the Virginia State Corporation Commission’s final ruling associated with its biennial review of Virginia Power’s base rates for 2009 and 2010 test years; $21 million of earthquake related costs, largely related to inspections following the safe shutdown of reactors at our North Anna nuclear power station; and a $45 million net charge related to other items; partially offset by a $24 million benefit related to litigation with the Department of Energy for spent nuclear fuel-related costs at our Millstone nuclear power station. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2011.
(e)	Earnings for the twelve months ended December 31, 2010 include a $2.4 billion benefit resulting from the sale of our Appalachian exploration and production (“E&P”) operations - primarily reflecting the gain on the sale partially offset by certain transaction costs and other related charges. Earnings for the period also include a $326 million charge related to the workforce reduction program primarily reflecting severance pay and other benefits to affected employees and $1 million net charge related to other items. Excluding the net effect of these items from the calculation would result in a lower ratio of earnings to fixed charges for the twelve months ended December 31, 2010.
(f)	Earnings for the twelve months ended December 31, 2009 include a $712 million charge for a partial refund of 2008 earnings and other amounts in connection with the settlement of Virginia Power’s 2009 rate case proceeding; a $455 million impairment charge as a result of the quarterly ceiling test performed on our gas and oil properties under the full cost method of accounting; a $31 million impairment charge related to an equity method investment; and a $10 million net charge related to other items. Earnings for the period also include a $103 million reduction in other operation and maintenance expense due to a downward revision in the nuclear decommissioning asset retirement obligation for a power station that is no longer in service. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2009.
(g)	Earnings for the twelve months ended December 31, 2008 include $180 million of impairment charges reflecting other-than-temporary declines in the fair value of securities held in nuclear decommissioning trust funds; $59 million of impairment charges related to Dominion Capital, Inc. assets; a $42 million reduction in the gain recognized in 2007 from the sale of the majority of our U.S. E&P businesses as a result of post-closing adjustments; and a $30 million net charge related to other items. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2008.